SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9c

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

HERLEY INDUSTRIES, INC.

(Name of Subject Company)

HERLEY INDUSTRIES, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $.10 per share

(Title of Class of Securities)

427398102

(CUSIP Number of Class of Securities)

John A. Thonet

Chairman of the Board

Herley Industries, Inc.

101 North Pointe Boulevard

Lancaster, Pennsylvania 17601

(717) 735-8117

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Lawrence A. Gross, Esq.

Blank Rome LLP

One Logan Square

Philadelphia, PA 19103-6998

(215) 569-5634

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

This Schedule 14D-9 consists of the form of letter from Richard F. Poirier, President and Chief Executive Officer of the Company, to customers of the Company dated February 8, 2011 relating to a planned tender offer by Lanza Acquisition Co., a Delaware corporation and an indirect, wholly-owned subsidiary (“Merger Sub”) of Kratos Defense & Security Solutions, Inc., a Delaware corporation (“Parent”), to purchase all outstanding shares of common stock, par value $0.10 per share, of Herley Industries, Inc., a Delaware corporation (the “Company”), to be commenced pursuant to an Agreement and Plan of Merger, dated as of February 7, 2011, by and among Parent, Merger Sub and the Company.

The following is the form of letter from Richard F. Poirier, President and Chief Executive Officer of the Company, that was sent to customers of the Company on February 8, 2011.

February 8, 2011

Subject: Important Update from Herley Industries, Inc.

Dear <name>,

As a highly valued customer, I am sending you this note to inform you of an exciting development at Herley Industries, Inc.

Yesterday, Herley Industries, Inc. and Kratos Defense & Security Solutions, Inc. announced an agreement pursuant to which Kratos will launch a tender offer to acquire the outstanding shares of Herley for $19.00 per share in cash with the goal of combining the two companies. The execution of this definitive agreement represents a defining moment for Herley and Kratos as two of the premier Defense and National Security businesses in the industry today join forces. Kratos and Herley will combine expertise in C5ISR, weapons systems sustainment microwave technology and specialized National Security programs. Together we will have significant strengths and potential for growth through deep customer relationships, talented people, strong product delivery capabilities, and an expanded portfolio of products. The proposed combination will create significant opportunities for the combined company to address a broader set of needs and deliver enhanced value for our customers. We will also enjoy increased financial stability, scale and opportunity to invest and innovate. We expect the transaction to be completed by the end of the first quarter of this calendar year.

Kratos provides mission critical products, services and solutions for United States National Security. Principal products, services and solution offerings relate to and support C5ISR, weapon systems sustainment, military weapon range operations and technical services, network engineering services, information assurance and cybersecurity solutions, security and surveillance systems, and critical infrastructure security system design and integration. Kratos is headquartered in San Diego, California, with resources located throughout the U.S. and at key strategic military locations. You can learn more about Kratos by visiting the Kratos website http://www.kratosdefense.com.

We expect the transaction to close by the end of the first quarter of this calendar year. We, with Kratos, are fully committed to ensuring stability, continuity and consistency as we integrate our two companies to achieve increased long-term value for our customers. Aligned with this:

•	There are no planned changes to our customer service management teams, delivery teams or governance model.

•	No changes are planned to initiatives already underway.

•	Our alliances and partnerships remain in place and will expand in the merged company.

•	We will continue to focus sharply on execution to meet or exceed our commitments.

•	We will maintain our core values of flexibility, agility and responsiveness in support of your evolving business needs.

For more information on this exciting development, please see our press release.

Your customer service management team is available to answer questions, but please do not hesitate to contact me for a direct discussion as needed.

Thank you for your continued support,

Rich

Richard F. Poirier

President and CEO

Herley Industries, Inc.

www.herley.com

IMPORTANT INFORMATION

The tender offer to purchase shares of Herley common stock referenced in this correspondence has not yet commenced, and this correspondence is neither an offer to purchase, nor a solicitation of an offer to sell, any securities. The tender offer to purchase shares of Herley common stock will be made only pursuant to a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer (the “Tender Offer Statement”), which Lanza Acquisition Co., a wholly-owned subsidiary of Kratos Defense & Security Solutions, Inc. will file with the SEC and mail to Herley stockholders. At the time the tender offer is commenced, Herley will file a Solicitation / Recommendation Statement with respect to the tender offer (the “Recommendation Statement”). Security holders of Herley are advised to read the Tender Offer Statement and Recommendation Statement when they become available, because they will contain important information about the tender offer. Investors and security holders of Herley also are advised that they may obtain free copies of the Tender Offer Statement and other documents filed by Kratos Defense & Security Solutions, Inc. or Lanza Acquisition Co. with the SEC (when these documents become available) and the Recommendation Statement and other documents filed by Herley (when these documents become available) on the SEC’s website at http://www.sec.gov. In addition, free copies of the Tender Offer Statement and related materials may be downloaded (when these documents become available) from Herley’s website at: http://www.Herley.com/index.cfm?act=investor; and free copies of the Recommendation Statement and related materials may be obtained (when these documents become available) from Herley by written request to: Herley Industries, Inc., Attn: Investor Relations, 3061 Industry Drive, Suite 200, Lancaster, PA 17603.

Forward-looking Statements:

The documents included in this Schedule 14D-9 contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by words such as “anticipate,” “expect,” “believe,” “plan,” “intend,” “predict,” “will,” “may,” and similar terms. Forward-looking statements in the documents contained in this Schedule 14D-9 include, but are not limited to, the anticipated timing of filings and approvals relating to the transaction; statements regarding the expected timing of the completion of the transaction; statements regarding the ability to complete the transaction considering the various closing conditions; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. The forward-looking statements contained in the documents included in this Schedule 14D-9 relate to future results and events are based on Herley Industries, Inc.’s current expectations, estimates and projections about our industry, as well as our management’s beliefs and assumptions. Forward-looking statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Actual results may differ materially from the results discussed in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, but not limited to, uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of Herley Industries, Inc.’s stockholders will tender their stock in the offer; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, customers, other business partners or governmental entities; other business effects, including the effects of industry, economic or political conditions outside of Herley Industries, Inc.’s control; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in documents filed with the Securities and Exchange Commission by Herley Industries, Inc., including the Solicitation/Recommendation Statement to be filed by Herley Industries, Inc. Investors and stockholders are cautioned not to place undue reliance on these forward-looking statements. Unless required by law, we undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.